U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                           SEC FILE NUMBER: 000-50428


Check One:

                  [X] Form 10-K and Form 10-KSB
                  [ ] Form 20-F
                  [ ] Form 11-K
                  [ ] Form 10-Q and Form 10-QSB


                                    For Period Ended: August 31, 2006

                                    [ ] Transition Report on Form 10-K
                                    [ ] Transition Report on Form 20-F
                                    [ ] Transition Report on Form 11-K
                                    [ ] Transition Report on Form 10-Q
                                    [ ] Transition Report on Form N-SAR
                                    [ ] Money Market Fund Rule 30b3-1 Filing

                                    For the Transition Period Ended: N/A

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I.  REGISTRANT INFORMATION.

         The Registrant is Maverick Oil and Gas, Inc. (the "Company"). The address of the Company's principal executive office is 16415 Addison Road, Suite 850, Addison, TX 75001

PART II. RULES 12B-25 (B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III. NARRATIVE

         The registrant's preparation for, and compilation, dissemination and review of relevant information required by, the registrant's Annual Report on Form 10-K for the period ended August 31, 2006 could not be accomplished in order to permit a timely filing of such Form 10-K without undue hardship and expense to the registrant. Although the registrant attempted to conclude an appropriate process, using the resources reasonably available to it, which would have permitted a timely filing of such Form 10-K, the registrant was unable to do so, particularly due to the accounting and reporting required as a result of the registrant's latest financing transaction on November 16, 2006. The registrant undertakes to file such Form 10-K no later than fifteen days after its original prescribed due date.


PART IV. OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

    Stephen M. Cohen                                   (215) 568-4891
    Director of Legal Affairs / Corporate Counsel

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                  [X] Yes          [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings to be included in the subject report or portion thereof?

                  [ ] Yes          [X] No

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

Maverick Oil and Gas, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Dated: November 29, 2006                  By:  /s/ James A. Watt
                                               ---------------------------
                                               James A. Watt, Chief Executive
                                               Officer




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